Exhibit 99.1

BIT Mining Completes Cash Offer for Shares of Loto Interactive

SHENZHEN, China, June 18, 2021 /PRNewswire/— BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or “the Company”), a leading cryptocurrency mining enterprise, today announced that it has completed its cash offer previously announced on March 31, 2021 to acquire at HK$0.75 per share, all the shares in issue of Loto Interactive Limited, (HKEX: 08198) (“Loto Interactive”) other than those already owned or agreed to be acquired by the Company and its parties acting in concert, pursuant to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers (the “Share Offer”) and its cash offer for the cancellation of all options of Loto Interactive in accordance with Rule 13.5 of the Hong Kong Code on Takeovers and Mergers (the “Option Offer”).

Upon closing of such cash offer, the company acquired a total of 30,642,534 shares under the Share Offer, and a total of 6,800,000 options under the Option Offer, which will be cancelled. The company’s ownership in Loto Interactive will increase to 59.8% accordingly.

For further details of the results and settlement of the cash offer, as well as the public float of Loto Interactive, please refer to the joint announcement made by the Company and Loto Interactive on the website of The Stock Exchange of Hong Kong Limited on June 18, 2021.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company has deployed Bitcoin mining machines with a theoretical maximum total hash rate capacity of approximately 1,031.5 PH/s, owns three hydroelectric cryptocurrency data centers with a total power capacity of 435MW and owns the entire mining pool business operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete its vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@btc.com

Ir.btc.com (The Investor Relations website has switched to http://ir.btc.com.)

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: BITMining@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com